UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 13, 2026 titled “Arcos Dorados Reports Second Quarter 2026 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: August 13, 2026

Item 1

ARCOS DORADOS REPORTS SECOND QUARTER 2026 FINANCIAL RESULTS

•	Total revenues reached $1.3 billion in the second quarter, up 14.3% in US dollars versus the prior year, marking the highest quarterly revenues in the Company’s history.

•	Systemwide comparable sales rose 15.3% in the second quarter of 2026, supported by the best guest volume performance of the last six quarters.

•	Consolidated Adjusted EBITDA[1] in the second quarter was $126.8 million, up 15.2% versus the prior year period and the Company’s highest result for a second quarter.

•	Consolidated Adjusted EBITDA margin reached 9.7%, as lower Food and Paper costs supported margin expansion of 10 basis points, or 70 basis points, adjusting for gains from transactions with a sub-franchisee in the second quarter of 2025.

•	Net Income was $45.0 million in the quarter, also a record for a second quarter, or $0.22 per share, up from $0.11 per share last year.

•	Consolidated Net Income margin expanded 150 basis points year-over-year to 3.4%.

•	Adjusted Free Cash Flow[1] over the last twelve months reached $143.4 million, compared with $16.1 million in the prior-year comparable period.

Montevideo, Uruguay, August 13, 2026 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America and the Caribbean’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three and six months ended June 30, 2026.

Message from Luis Raganato, Chief Executive Officer

Over the last several quarters, we have taken important steps to improve the resilience of the Arcos Dorados business model and monetize our significant market share advantage. Total Revenues, Adjusted EBITDA and Net Income all grew strongly in US dollars, despite challenging consumer dynamics in the second quarter of 2026. In fact, total revenues of $1.3 billion were our highest-ever quarterly revenues, supported by the best guest volume performance of the last six quarters. Adjusted EBITDA, net income and earnings per share all set second quarter records.

Adjusted EBITDA reached $126.8 million, up 15.2% year over year and up more than 20%, excluding gains from a sub-franchisee transaction from last year’s result. Stronger operating performance, better results below the operating line and a lower effective tax rate led to a doubling of earnings per share as well as solid sequential growth in adjusted Free Cash Flow.

The exclusive, global sponsorship of the FIFA World Cup allowed us to execute marketing campaigns and activations in all sales channels. Digital sales penetration and identified sales were the highest ever and we measured market share gains across the region as well. The loyalty program continued to increase guest frequency among its most active members and guests also continued to respond positively to our compelling value platforms throughout the region.

Leading Market Share and unmatched Brand Attributes are a testament to the enduring connection we have with people across Latin America and the Caribbean. Both sets of indicators improved in the second quarter, and we intend to continue monetizing this connection with guests moving forward.

1 For definitions, please refer to pages 7 and 8 of this document.

AD Holdings Inc. – Consolidated Key Financial Results

Figure 1. (In millions of U.S. dollars, except as noted)
	2Q25 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q26 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,457			2,548

Sales by Company-operated Restaurants	1,091.1	(45.4)	200.8	1,246.6	14.2%	18.4%
Revenues from franchised Restaurants	51.2	(3.1)	11.0	59.1	15.4%	21.5%
Total Revenues	1,142.3	(48.5)	211.8	1,305.6	14.3%	18.5%
Systemwide Comparable Sales						15.3%
Adjusted EBITDA	110.1	1.5	15.2	126.8	15.2%	13.8%
Adjusted EBITDA Margin	9.6%			9.7%	0.1 p.p.
Net income attributable to AD	22.6	2.9	19.5	45.0	99.3%	86.4%
Net income attributable to AD Margin	2.0%			3.4%	1.5 p.p.
No. of shares outstanding (thousands)	210,663			210,663
EPS (US$/Share)	0.11			0.22

Arcos Dorados’ total revenues reached $1.3 billion, up 14.3% in US dollars versus the prior year quarter. The Company’s systemwide comparable sales rose 15.3% in the quarter, driven by guest traffic growth across all three divisions and higher average check in Brazil and SLAD.

Digital channel sales rose by about 25% in the period and represented 66% of the second quarter’s systemwide sales. Performance remained notably strong in Self-order kiosk, Delivery and Loyalty sales versus the prior year. Self-order kiosk sales growth continued to benefit from the increasingly modernized restaurant base and higher customer adoption, while Delivery remained a strong growth driver, with solid year-over-year sales growth supported by increasing penetration across the region.

The Company’s Loyalty Program is available in all main markets and grew to 34.3 million registered members as of the end of the quarter. The growing member base continued to enhance customer engagement, while active redeeming members visited the restaurants roughly five times as frequently as non-members, reinforcing the program's long-term value potential.

Market share expanded and brand attributes strengthened across the region, according to Company research. Guest traffic performance was the strongest of the last six quarters, with the number of transactions up in all three divisions supporting the market share gains.

The exclusive, global sponsorship of the FIFA World Cup allowed the Company to capitalize on the region’s passion for soccer and execute unique marketing campaigns and activations across all its sales channels. Most markets launched tournament-themed sandwiches early in the quarter, generating meaningful incremental sales before the start of the event. Several other local, regional and global campaigns associated with the global FIFA World Cup sponsorship, such as the Panini sticker books and collectible cups, also helped strengthen the connection with guests.

The Company also continued reinforcing its value platforms, maintaining compelling offers for its most price-sensitive guests and other value seekers across key markets.

To appeal to families and young people, the Company ran multi-channel campaigns including brand favorites such as the Grimace shake or compelling licenses such as Super Mario Galaxy and Stranger Things. Finally, within the desserts category, several markets drove innovation and indulgence with new flavors in the McFlurry and Sundae platforms.

Consolidated Adjusted EBITDA margin was 9.7%, up 10 basis points versus the prior year period, or up 70 basis points when excluding the gain from the sub-franchisee restaurant transactions in Mexico from the second quarter of 2025 result. Margin expansion was driven by lower Food & Paper costs and G&A expenses as a percentage of revenues, partially offset by higher Payroll and Occupancy & Other Operating Expenses.

Net income margin attributable to the Company was 3.4%, or 150 basis points higher versus the second quarter of 2025, mainly driven by better results in net interest expense and other financing results and foreign currency exchange results, as well as a lower effective tax rate.

Arcos Dorados recorded earnings of $0.22 per share in the second quarter of 2026 compared to $0.11 per share in the prior year period. Total weighted average shares were 210,663,057 in both periods.

Notable Items

Included in Adjusted EBITDA: there were no notable items included in the Adjusted EBITDA in the second quarter of 2026. The second quarter of 2025 included a $6.9 million gain in Mexico related to restaurant transactions with a sub-franchisee.

Excluded from Adjusted EBITDA: there were no notable items excluded from the Adjusted EBITDA in either the second quarter of 2026 or the second quarter of 2025.

New Unit Development: Total and by Format[1]

Figure 2

	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025
Brazil	1,250	1,241	1,230	1,202	1,191
NOLAD	670	670	669	666	658
SLAD	628	625	621	611	608
TOTAL	2,548	2,536	2,520	2,479	2,457

1end of period, including company operated and franchised restaurants

Figure 3

As of Jun.30, 2026	Store Format*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company Operated	Franchised
Brazil	691	90	469	1,250	777	473	223	2,023
NOLAD	426	48	196	670	535	135	22	506
SLAD	287	124	217	628	518	110	251	738
TOTAL	1,404	262	882	2,548	1,830	718	496	3,267

*FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados opened 16 restaurants in the second quarter of 2026, including 10 freestanding units. As of the end of June 2026, 77% of its systemwide restaurant portfolio offered the most modernized restaurant experience in the Latin American and Caribbean quick service restaurant industry.

Consolidated Debt and Financial Ratios

Figure 4

(In thousands of U.S. dollars, except ratios)

	June 30,	December 31,
	2026	2025
Total Cash & cash equivalents (i)	269,990	422,347
Total Financial Debt (ii)	962,450	1,101,739
Net Financial Debt (iii)	692,460	679,392
LTM Adjusted EBITDA	618,647	575,209
Total Financial Debt / LTM Adjusted EBITDA ratio	1.6	1.9
Net Financial Debt / LTM Adjusted EBITDA ratio	1.1	1.2
LTM Net income attributable to AD	256,745	212,116
Total Financial Debt / LTM Net income attributable to AD ratio	3.7	5.2
Net Financial Debt / LTM Net income attributable to AD ratio	2.7	3.2

(i)	Total cash & cash equivalents include short-term investment.

(ii)	Total financial debt includes long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $67.9 million and $78.7 million as a reduction of financial debt as of June 30, 2026 and December 31, 2025, respectively).

(iii)	Net financial debt equals total financial debt less total cash & cash equivalents.

The Company’s net debt to Adjusted EBITDA leverage ratio ended the second quarter of 2026 at 1.1x, compared with 1.2x at year-end 2025.

Adjusted Free Cash Flow

For the last twelve months ended June 30, 2026, the Company generated Adjusted Free Cash Flow of $143.4 million, compared to $16.1 million in the prior comparable period.

Recent Developments

2029 Sustainability-Linked Senior Notes Redemption

On July 16, 2026, the Company completed the redemption of all remaining 2029 Sustainability-Linked Senior Notes at a redemption price equal to 103.063%, plus accrued and unpaid interest.

2025 Social Impact and Sustainable Development Report

In July 2026, Arcos Dorados published its Social Impact and Sustainable Development Report for 2025. The report includes information audited by EY and provides an update on the progress related to initiatives and implementation of the Company’s “Recipe for the Future” ESG Platform. The full report can be downloaded at https://www.arcosdorados.com/en/recipeforthefuture/.

Second Quarter 2026 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, August 13, 2026, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link: Arcos Dorados Second Quarter 2026 Earnings Webcast (https://mzgroup.zoom
..us/webinar/register/WN_kWtOZi7PT6qXskp650GT3w#/registration).

A replay of the webcast will be available later today in the investor section of the Company’s website: https://ir.arcosdorados.com/.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy Follow us on:	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

Definitions

In addition to financial measures prepared in accordance with generally accepted accounting principles (GAAP), management analyzes business trends using a variety of performance, financial and liquidity measures, which are considered non-GAAP. This press release and the accompanying tables use the following non-GAAP measures: Adjusted EBITDA, Adjusted net cash provided by operating activities, Adjusted Free Cash Flow, Constant Currency basis, Systemwide sales, and Systemwide comparable sales growth.

Adjusted EBITDA: Management uses Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as the Company’s operating income plus depreciation and amortization plus/minus the following losses/gains: gains from sale or insurance recovery of property and equipment, write-offs of long-lived assets, impairment of long-lived assets, and reorganization and optimization plan expenses.

Management believes Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 5 of this earnings release includes a reconciliation of Adjusted EBITDA to Net income attributable to Arcos Dorados. For more information, please see the Adjusted EBITDA reconciliation in Note 8 – Segment and geographic information – of our financial statements filed today with the Securities and Exchange Commission (the “SEC”) on Form 6-K.

Adjusted net cash provided by operating activities and Adjusted Free Cash Flow: Management uses Adjusted net cash provided by operating activities and Adjusted Free Cash Flow as supplemental measure to facilitate the analysis of the Company’s cash generation performance and liquidity from period to period.

Adjusted net cash provided by operating activities is defined as net cash provided by (used in) operating activities plus interest paid less interest collected. Adjusted Free Cash Flow is defined as Adjusted net cash provided by operating activities less property and equipment expenditures and purchases of restaurant businesses paid at acquisition date plus proceeds from sales of property and equipment, restaurant businesses and related advances.

Management believes Adjusted net cash provided by operating activities and Adjusted Free Cash Flow provide useful information to investors, when considered together with GAAP measures, in evaluating the Company’s ability to generate cash to fund capital expenditures and financing activities. Management evaluates these measures prior to investing and financing decisions.

Adjusted net cash provided by operating activities and Adjusted Free Cash Flow are non-GAAP financial measures and should not be considered as an alternative to net cash provided by operating activities or any other measure of financial performance or liquidity prepared in accordance with GAAP. These non-GAAP financial measures are not defined in the same manner by all companies and may not be comparable to similarly titled measures used by other companies. A reconciliation of Adjusted Free Cash Flow to net cash provided by operating activities is included in Figure 11 of this earnings release.

Constant Currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories:

•	Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which the Company conducts its business against the US dollar (the currency in which the Company’s financial statements are prepared).

•	Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation. The Company also calculates variations as a percentage in constant currency, which are also considered to be non-GAAP measures, to provide a more meaningful analysis of its business by identifying the underlying business trends, without distortion from the effect of foreign currency fluctuations.

Systemwide sales: Systemwide sales represent measures for both Company-operated and sub-franchised restaurants. While sales by sub-franchisees are not recorded as revenues by the Company, management believes the information is important in understanding its financial performance because these sales are the basis on which it calculates and records sub-franchised restaurant revenues and are indicative of the financial health of its sub-franchisee base.

Systemwide comparable sales growth: this non-GAAP measure, refers to the change, on a constant currency basis, in Company-operated and sub-franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) including those temporarily closed. Management believes it is a key performance indicator used within the retail industry and is indicative of the success of the Company’s initiatives as well as local economic, competitive and consumer trends. Sales by sub-franchisees are not recorded as revenues by the Company.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 21 Latin American and Caribbean countries and territories with more than 2,500 restaurants, operated by the Company or by its sub-franchisees, that together employ more than 100 thousand people (as of 06/30/2026). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: https://ir.arcosdorados.com/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation and its outlook and guidance for 2026. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. Certain trademarks and characters referenced herein are the property of their respective owners and are used under license.

Second Quarter 2026 Consolidated Results

Figure 5

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2026	2025	2026	2025
REVENUES
Sales by Company-operated restaurants	1,246,557	1,091,113	2,406,973	2,118,644
Revenues from franchised restaurants	59,077	51,183	114,624	100,244
Total Revenues	1,305,634	1,142,296	2,521,597	2,218,888
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(443,728)	(396,564)	(850,727)	(763,176)
Payroll and employee benefits	(239,509)	(206,461)	(465,858)	(404,210)
Occupancy and other operating expenses	(366,611)	(319,746)	(720,488)	(627,811)
Royalty fees	(76,038)	(66,455)	(146,893)	(129,866)
Franchised restaurants - occupancy expenses	(25,568)	(21,028)	(49,825)	(42,072)
General and administrative expenses	(80,363)	(77,530)	(157,112)	(150,855)
Other operating (expense) income, net	(1,185)	7,948	4,702	6,709
Total operating costs and expenses	(1,233,002)	(1,079,836)	(2,386,201)	(2,111,281)
Operating income	72,632	62,460	135,396	107,607
Net interest expense and other financing results	(9,583)	(18,483)	(23,841)	(35,075)
Gain from derivative instruments	3,024	1,344	7,393	1,454
Foreign currency exchange results	5,066	(3,666)	12,253	(5,627)
Other non-operating expenses, net	(95)	(481)	(111)	(603)
Income before income taxes	71,044	41,174	131,090	67,756
Income tax expense, net	(25,948)	(18,486)	(49,763)	(30,991)
Net income	45,096	22,688	81,327	36,765
Net income attributable to non-controlling interests	(91)	(101)	(181)	(248)
Net income attributable to Arcos Dorados Holdings Inc.	45,005	22,587	81,146	36,517
Net income attributable to Arcos Dorados Holdings Inc. Margin as % of total revenues	3.4%	2.0%	3.2%	1.6%
Earnings per share information ($ per share):
Basic net income per common share	$ 0.22	$ 0.11	$ 0.39	$ 0.17
Weighted-average number of common shares outstanding-Basic	210,663,057	210,663,057	210,663,057	210,663,057
Adjusted EBITDA Reconciliation
Net income attributable to Arcos Dorados Holdings Inc.	45,005	22,587	81,146	36,517
Net income attributable to non-controlling interests	91	101	181	248
Income tax expense, net	25,948	18,486	49,763	30,991
Other non-operating expenses, net	95	481	111	603
Foreign currency exchange results	(5,066)	3,666	(12,253)	5,627
Gain from derivative instruments	(3,024)	(1,344)	(7,393)	(1,454)
Net interest expense and other financing results	9,583	18,483	23,841	35,075
Depreciation and amortization	54,424	47,913	108,685	94,208
Operating charges excluded from EBITDA computation	(237)	(262)	747	(425)
Adjusted EBITDA	126,819	110,111	244,828	201,390
Adjusted EBITDA Margin as % of total revenues	9.7%	9.6%	9.7%	9.1%

Second Quarter 2026 Results by Division and Average Exchange Rates per Quarter

Figure 6

(In thousands of U.S. dollars)

	For Three-Months ended		as	Constant	For Six-Months ended		as	Constant
	June 30,		reported	Currency	June 30,		reported	Currency
	2026	2025	Incr/(Decr)%	Incr/(Decr)%	2026	2025	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	520,604	415,387	25.3%	11.7%	992,099	815,689	21.6%	8.8%
NOLAD	347,490	317,829	9.3%	2.4%	670,043	599,529	11.8%	4.2%
SLAD	437,540	409,080	7.0%	38.1%	859,455	803,670	6.9%	40.5%
TOTAL	1,305,634	1,142,296	14.3%	18.5%	2,521,597	2,218,888	13.6%	19.0%

Operating Income (loss)
Brazil	53,754	34,118	57.6%	39.8%	92,064	67,096	37.2%	22.3%
NOLAD	17,466	27,569	-36.6%	-41.0%	32,626	40,428	-19.3%	-24.6%
SLAD	28,771	27,354	5.2%	37.1%	62,868	52,423	19.9%	60.9%
Corporate and Other	(27,359)	(26,581)	-2.9%	-9.4%	(52,162)	(52,340)	0.3%	-8.8%
TOTAL	72,632	62,460	16.3%	15.9%	135,396	107,607	25.8%	30.1%

Adjusted EBITDA
Brazil	75,841	52,954	43.2%	27.3%	135,785	102,523	32.4%	18.2%
NOLAD	33,694	41,238	-18.3%	-23.8%	65,396	67,478	-3.1%	-9.8%
SLAD	43,216	40,533	6.6%	33.5%	92,619	79,593	16.4%	49.2%
Corporate and Other	(25,932)	(24,614)	-5.4%	-12.1%	(48,972)	(48,204)	-1.6%	-10.4%
TOTAL	126,819	110,111	15.2%	13.8%	244,828	201,390	21.6%	23.0%

Figure 7

Systemwide Comparable Sales Growth	For Three-Months ended
	June 30,
	2026	2025
Brazil	5.4%	0.3%
NOLAD	-2.2%	4.4%
SLAD	42.9%	38.2%
TOTAL	15.3%	12.1%

Figure 8

Period average Local currency per US$	Brazil	Mexico	Argentina

2Q26	5.05	17.39	1,410.32
2Q25	5.66	19.49	1,150.22

Summarized Consolidated Balance Sheet

Figure 9

(In thousands of U.S. dollars)

	June 30,	December 31,
	2026	2025
ASSETS
Current assets
Cash and cash equivalents	259,990	373,438
Short-term investments	10,000	48,909
Accounts and notes receivable, net	171,763	164,482
Other current assets (1)	264,988	254,764
Derivative instruments	52,433	10,365
Total current assets	759,174	851,958
Non-current assets
Property and equipment, net	1,328,673	1,308,732
Net intangible assets and goodwill	157,315	148,950
Deferred income taxes	108,439	104,250
Derivative instruments	15,433	68,339
Equity method investments	15,958	16,033
Leases right of use asset	1,240,729	1,133,551
Other non-current assets (2)	266,759	254,031
Total non-current assets	3,133,306	3,033,886
Total assets	3,892,480	3,885,844
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	332,794	356,606
Taxes payable (3)	124,369	143,922
Accrued payroll and other liabilities	179,684	145,460
Royalties payable to McDonald’s Corporation	30,549	34,099
Provision for contingencies	1,468	1,455
Interest payable	19,121	18,915
Financial debt (4)	51,821	21,442
Operating lease liabilities	119,965	106,836
Total current liabilities	859,501	828,735
Non-current liabilities
Accrued payroll and other liabilities	93,868	91,801
Provision for contingencies	56,532	49,399
Financial debt (5)	959,374	1,140,086
Deferred income taxes	3,006	2,757
Operating lease liabilities	1,087,425	1,000,927
Total non-current liabilities	2,200,205	2,284,970
Total liabilities	3,059,706	3,113,705
Equity
Class A shares of common stock	389,967	389,967
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,659
Retained earnings	848,106	825,946
Accumulated other comprehensive loss	(529,204)	(567,630)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	831,076	770,490
Non-controlling interest in subsidiaries	1,698	1,649
Total equity	832,774	772,139
Total liabilities and equity	3,892,480	3,885,844

(1)	Includes "Other receivables", "Inventories" and "Prepaid expenses and other current assets”.

(2)	Includes "Miscellaneous" and "Collateral deposits".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes “Current portion of long-term debt" and "Derivative instruments”.

(5)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

Condensed Consolidated Statements of Cash Flows

Figure 10

(In thousands of U.S. dollars)

	For Six-Months ended
	June 30,
	2026	2025
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	81,146	36,517
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	108,685	94,208
Gain on restaurant transactions	(5,826)	(6,845)
Foreign currency exchange results	(1,124)	10,745
Gain from derivative instruments	(7,393)	(1,454)
Others, net	19,364	(11,157)
Changes in assets and liabilities	(71,355)	(64,308)
Net cash provided by operating activities	123,497	57,706
Investing activities
Property and equipment expenditures	(85,879)	(104,153)
Purchases of restaurant businesses paid at acquisition date	(3,500)	(3,475)
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,858	290
Proceeds from short-term investments	40,415	12,600
Acquisition of short and long term investments	(1,380)	(106,385)
Other investing activity	(636)	(1,127)
Net cash used in investing activities	(48,122)	(202,250)
Financing activities
Issuance of 2032 Senior Notes	—	597,498
Cash Tender and Open Market Repurchases of 2029 and 2027 Senior Notes	(158,075)	(379,265)
Payment of short-term debt	—	(35,710)
Payments for debt issue costs	—	(6,158)
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(29,493)	(25,280)
Short and long term borrowings	—	11,437
Proceeds related to sales of restaurant businesses	3,271	—
Other financing activities	(2,705)	(3,460)
Net cash (used in) provided by financing activities	(187,002)	159,062
Effect of exchange rate changes on cash and cash equivalents	(1,821)	(2,530)
(Decrease) increase in cash and cash equivalents	(113,448)	11,988
Cash and cash equivalents at the beginning of the year	373,438	135,064
Cash and cash equivalents at the end of the period	259,990	147,052

Adjusted Free Cash Flow

Figure 11

(In thousands of U.S. dollars)

	LTM ended
	Jun 30,
	2026	2025
Net cash provided by operating activities	362,135	260,846
Interest paid	68,973	50,891
Interest collected	(22,703)	(11,915)
Adjusted net cash provided by operating activities	408,405	299,822
Property and equipment expenditures	(263,076)	(282,862)
Purchases of restaurant business paid at acquisition date	(7,082)	(4,535)
Proceeds from sales of property and equipment, restaurant businesses and related advances	5,137	3,719
Adjusted Free Cash Flow	143,384	16,144